Exhibit 99.1

FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
MAY 15, 2009
LJ INTERNATIONAL REPORTS SHARP GROWTH IN RETAIL
SALES AND INCOME FOR FIRST QUARTER OF 2009
COMPANY’S CHINA-BASED ENZO RETAIL CHAIN BOOSTS COMPANY-WIDE RESULTS
AS WHOLESALE OPERATIONS DECLINE FROM GLOBAL RECESSION
HONG KONG, May 15, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today reported financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Highlights:
•	Combined revenues for retail and wholesale divisions decreased 25% year-over-year.

•	Retail revenues increased 40%, surpassing wholesale revenues for first time.

•	Retail sales growth raises Company’s gross margin; operating results swing from loss to profit.

•	Company remains profitable on net basis, with EPS of $0.01 on a fully-diluted basis.

•	Cash position remains strong, rising to over $0.64 cents per share.

•	Company to continue to focus on retail growth in China while maintaining position in its wholesale operations during global recession.
Retail Revenues Take Lead for First Time
For the first quarter ended March 31, 2009, LJI revenues totaled $22.7 million, down 25% from $30.4 million in the first quarter of 2008. The decrease was due to a 51% drop in sales of LJI’s wholesale operations, to $10.8 million in the first quarter of 2009 from $21.9 million a year earlier. This decrease was partially offset by a 40% increase in sales from its ENZO retail chain in China, to $11.9 million in the first quarter of 2009 from $8.5 million a year earlier.
This latest quarter was the first time in the Company’s history in which LJI’s retail operations, consisting of its chain of ENZO stores across China, accounted for a larger share of revenue than its wholesale operations. The decline in wholesale revenue was due largely to the slowdown in the global economy and consumer spending. The recession in the U.S., which accounts for the majority of LJI’s wholesale revenues, had an especially sharp impact on sales. The growth in retail revenues was due to the continued, albeit slowing, growth in the Chinese economy and to the ongoing productivity gains from the Company’s ENZO retail chain of jewelry stores. As of March 31, 2009, a total of 92 ENZO stores were in operation.

Retail Growth Raises Margins, Improves Operating Results
Overall gross profit in the first quarter of 2009 fell 10%, to $8.7 million from $9.6 million a year earlier. As a percentage of overall sales, gross margin rose to 39% from 32%, reflecting the much higher margins of retail revenues compared to wholesale revenue. Retail gross margin in the first quarter of 2009 was 54%, compared to a wholesale margin of 21%.
Selling, general and administrative (SG&A) and other operating expenses for the first quarter of 2009 totaled $8.4 million, down from $10.7 million in the first quarter of 2008. The reduced operating expenses during the first quarter of 2009 was due to management’s cost-containment and corporate restructuring efforts in response to the global recession. Broken down by division (corporate, retail and wholesale), these expenses dropped sharply at the corporate level, to $0.3 million from $1.2 million a year earlier and also fell substantially in wholesale, to $2.7 million from $4.4 million. Expenses rose by a smaller amount in retail, to $5.3 million in 2009 from $5.2 million in 2008, reflecting a substantial increase in contingent rental expenses in line with the increase in retail revenue while other expenses dropped sharply also.
Operating income for the first quarter of 2009 totaled $0.4 million, compared to an operating loss of ($1.1 million) in the first quarter of 2008. The improvement was due to the drop in corporate operating expenses and an operating profit of $1.1 million in the retail division, up from a retail operating loss of ($0.4 million) in the first quarter of 2008. The wholesale division reported an operating loss of ($0.4 million) in the first quarter of 2009, compared to operating income of $0.5 million a year earlier.
Company Maintains Profitability, Improves Cash Position
Net income for the first quarter of 2009 was $0.1 million, or $0.01 per fully diluted share, down from $1.1 million, or $0.05 per fully diluted share, in the first quarter of 2008. Net income for 2008 included a $2.2 million gain on the sale of property held for lease. Excluding that item, it would have shifted to a loss of ($1.2 million), or ($0.05) per fully diluted share.
On the balance sheet, LJI’s cash and cash equivalents totaled $14.8 million as of March 31, 2009, or $0.64 cents per share, up from $13.3 million on December 31, 2008. Long-term liabilities totaled $3.8 million on March 31, 2009, up from $2.2 million at the end of 2008.
CEO to Focus on ENZO’s Continued Growth While Preparing for Wholesale Recovery
LJI Chairman and CEO Yu Chuan Yih commented, “The mixed record of the results for our first quarter is a direct reflection of a very challenging global environment, offset by continued good news from the retail market in China. The steep drop in wholesale revenues reflects the situation in North America, especially where consumers have dramatically curtailed purchases of luxury items such as jewelry. The continued rise across our ENZO retail stores reflects the more robust consumer market in China, where the economy is growing more slowly than in recent years but has not slipped into a deep recession comparable to the rest of the world. The over-arching good news here, we believe, is that ENZO’s retail growth in China should continue and that once the global recession ends, we will be positioned to improve our wholesale results and further enhance an already bright outlook for retail.”
Mr. Yih continued, “The latest quarter was historic for us, in that it was the first in which retail sales, entirely from our ENZO retail chain, overtook wholesale as our principal source of revenues. Recovering wholesale revenue might tip the balance away from retail in the near future, but the long-term trend is clear: LJI’s future growth lies with the continued expansion of our ENZO retail stores across China while further solidifying our position in our wholesale business.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.

About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a substantial and growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one- time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
[FINANCIAL TABLES FOLLOW]

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended
	March 31,
	2009	2008
	US$	US$

Operating revenue	22,689	30,358
Costs of goods sold	(13,964)	(20,712)

Gross profit	8,725	9,646

Selling, general and administrative expenses	(8,375)	(10,748)

Operating income	350	(1,102)

Other revenue and expense
Interest income	18	35
Gain on currency translation	—	517
Gain on disposal of property held for lease	—	2,210
Interest expenses	(239)	(543)

Income before income taxes and minority interests	129	1,117
Income taxes expense	—	(61)

Income before minority interests	129	1,056
Minority interests	1	4

Net income	130	1,060

Earnings per share:
Basic	0.01	0.05

Diluted	0.01	0.05

Weighted average number of shares used in calculating diluted earnings per share	23,268,678	21,955,227

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of	As of
	March 31,	December 31,
	2009	2008
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	14,816	13,348
Restricted cash	6,423	6,493
Trade receivables, net of allowance for doubtful accounts	13,681	20,570
Derivatives	215	—
Available-for-sale securities	2,276	2,288
Inventories	74,399	76,637
Prepayments and other current assets	2,786	2,609

Total current assets	114,596	121,945
Properties held for lease, net	742	750
Property, plant and equipment, net	6,587	6,863
Deferred tax assets	111	111
Goodwill, net	1,521	1,521

Total assets	123,557	131,190

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts	2,876	2,724
Notes payable	7,411	9,194
Capitalized lease obligation, current portion	79	78
Letters of credit, gold loan and others	9,556	13,384
Trade payables	15,816	17,925
Accrued expenses and other payables	2,925	4,802
Income taxes payable	1,433	1,441
Deferred taxation	339	339

Total current liabilities	40,435	49,887
Notes payable, non-current portion	3,739	2,115
Capitalized lease obligation, non-current portion	83	103

Total liabilities	44,257	52,105

Minority interests	755	756

Shareholders’ equity
Common stocks, par value US$0.01 each, Authorized 100 million shares; Issued 22,911,172 shares as of March 31, 2009 and December 31, 2008	229	229
Additional paid-in capital	55,384	55,286
Accumulated other comprehensive loss	(366)	(354)
Retained earnings	23,298	23,168

Total shareholders’ equity	78,545	78,329

Total liabilities and shareholders’ equity	123,557	131,190